BLOUNT INTERNATIONAL, INC.
BLOUNT, INC.
4909 SE International Way
Portland, Oregon 97222-4679

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

October 28, 2011

Re:	Registration Statement on Form S-3 (File No. 333-168689) filed by BLOUNT INTERNATIONAL, INC. and BLOUNT, INC.

Ladies and Gentlemen:

Blount International, Inc. and Blount, Inc. (the “Registrants”), today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) relating to the proposed issuance of securities.  We have enclosed herewith a copy of Amendment No. 3.

Set forth below are the Registrants’ responses to the comments of the Staff of the Commission (the “Staff”).  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3, unless otherwise noted.

Incorporation of Certain Documents by Reference, page 22.

The Registrants have revised the Registration Statement to incorporate by reference the Current Reports on Form 8-K filed by Blount International, Inc. with the Commission on January 25, 2011, and June 2, 2011.

The Registrants further acknowledge that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please contact the Registrants’ counsel, George E. Zobitz at (212) 474-1996 or Evan D’Amico at (212) 474-1436, by telephone.

Sincerely,

/s/ Richard H. Irving, III
Richard H. Irving, III, Esq.
Senior Vice President, General Counsel and Secretary